=================================================================

                __________________________________

                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                    Washington, D. C.   20549
                __________________________________

                          FORM 10-SB/A-2
           General Form for Registration of Securities


               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934

                      VOV ENTERPRISES, INC.
      (Exact name of registrant as specific in its charter)

Colorado                               Applied For
(State of Incorporation)               (I.R.S. Employer I.D. No.)

              26 West Dry Creek Circle, Suite 600
                  Littleton, Colorado   80120
 (Address of principal executive offices, including zip code)

Telephone number, including area code:  (303) 794-9450

Copies to:                    Conrad C. Lysiak, Esq.
                              West 601 First Avenue, Suite 503
                              Spokane, Washington   99204

Securities to be registered pursuant to Section 12(b) of the Act:

                               NONE
                         (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK

                                                   (Title of Class)


=================================================================

ITEM 1.   BUSINESS.

HISTORY, ORGANIZATION AND CHANGE OF CONTROL

     VOV ENTERPRISES, INC. (the "Company"), was organized under the laws of the State of Colorado, on February 23, 1996, to make a distribution of the shares of Common Stock to friends and business associates of the Company's officers and directors who are accredited investors. The purpose of the distribution was to allow the Company to become widely-held, thereby allowing it the opportunity to merge in the future with a privately-held company seeking a larger stockholder base.

     As a result of the foregoing distribution, the Company currently has 235 shareholders.

     The Company is filing this Form 10 on a voluntary basis. It has no obligations pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company believes that by filing such Form 10 and being obligated to file reports pursuant to
Section 13 of the Exchange Act, it can attract an acquisition candidate of greater financial value with a track record of success. While the Company believes it will be a more attractive acquisition candidate, there is no assurance that the foregoing assumption is correct. Further, effective January 4, 1999, in order to become listed for trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc., the Company must be filing reports with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Exchange Act.

      On January 21, 2000 the Division of Corporate Finance issued an interpretive letter to the National Association of Securities Dealers, Inc. wherein the Division of Corporate Finance concluded that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 (the "Act") when reselling or otherwise transferring the securities of a blank check company. The letter also indicated that the Division of Corporate Finance Division (the "Division") believed that those securities could only the resold through registration under the Act and that Rule 144 of the Act would not be available for resale transactions despite technical compliance with the requirements of that Rule. It is unclear at this time whether the Division's opinion is shared by the Commission or whether the opinion carries the force of law or will be the subject of enforcement proceedings by the Commission if the opinion is not
followed by the Company's promoters and affiliates.   It is
possible that the Division's opinion will limit resales of securities by the Company's affiliates and promoters. However, the Company believes that resales by its shareholders, other than the Company's affiliates and promoters, may not be effected as none of the Company's shareholders received shares from its promoters or
affiliates.     The Office of Small Business, Division of Corporate
of Finance of the SEC, however, has advised the Company that it disagrees with the Company's analysis aforesaid. It is the Office of Small Business's position that all of the Company's shareholders including the 235 shareholders who received securities for no consideration in a Section 4(6) offering directly from the Company cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.

     The Company believes that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as the Company. The Company believes that demand for shells has increased dramatically since the Commission imposed additional requirements upon "blank check" companies pursuant to Reg. 419 of the Act. According to the Commission, Rule 419 was designed to strengthen regulation of securities offerings by blank check companies, which Congress has found to have been a common vehicle for fraud and manipulation in the penny stock market. See Securities Act Releases No. 6891 (April 17, 1991), 48 SEC Docket 1131 and No. 6932 (April 13, 1992) 51 Docket 0382, SEC Docket 0382. The foregoing regulation has decreased, substantially, the number of "blank check" offerings filed with the Commission, and as a result has stimulated an increased demand for shell corporations. While the Company has made the foregoing assumption, there is no assurance that the same is accurate or correct and accordingly, no assurance that the Company will be acquired by or acquire an existing non-public entity.

GENERAL

     The Company proposes to seek, investigate and, if warranted, acquire an interest in one or more business opportunities ventures. As of the date hereof the Company has no business opportunities or ventures under contemplation for acquisition but proposes to investigate potential opportunities in the form of investors or entrepreneurs with a concept which has not yet been placed in operation, or in the form of firms which are developing companies. The Company may seek out established businesses which may be experiencing financial or operation difficulties and are in need of the limited additional capital the Company could provide. The Company anticipates that it will seek to merge with or acquire an existing business. After the merger or acquisition has taken place, the surviving entity will be the Company (VOV ENTERPRISES, INC.), however, management from the acquired entity will in all likelihood operate the Company. There is however, a remote possibility that the Company may seek to acquire and operate an ongoing business, in which case the existing management might be retained. Due to the absence of capital available for investment by the Company, the types of business seeking to be acquired by the Company will no doubt be smaller and higher risks types of businesses. In all likelihood, a business opportunity will involve the acquisition of or merger with a corporation which does not need additional cash but which desires to establish a public trading market for its Common Stock. Accordingly, the Company's ability to acquire any business of substance will be extremely limited.

     The Company does not propose to restrict its search for investment opportunities to any particular industry, or geographical location and may, therefore, engage in essentially any business, anywhere, to the extent of its limited resources.

     It is anticipated that business opportunities will be available to the Company and sought by the Company from various sources, throughout the United States including its Officers and Directors, professional advisors such as attorneys and accountants, securities broker/dealers, venture capitalists, members of the financial community, other businesses and others who may present solicited and unsolicited proposals. The reason for this is to attract the most favorable business opportunities and ventures available. Management believes that business opportunities and ventures will become available to it, due to a number factors, including, among others: (a) management's willingness to enter into unproven, speculative ventures; (b) management's contacts and acquaintances; and, (c) the Company's flexibility with respect to the manner in which it may structure potential financing and/or acquisitions. However, there is no assurance that the Company will be able to structure or finance and/or acquire any business opportunity or venture.

OPERATION OF THE COMPANY

     The Company intends to search throughout the United States for a merger/acquisition candidate, however, because of the lack of capital, the Company believes that the merger/acquisition candidate will be conducting business within a limited geographical area.
The Company, however, intends to maintain its corporate headquarters and principal place of business at 26 West Dry Creek Circle, Suite 600, Littleton, Colorado 80120. All corporate records will be maintained at said office, and it is anticipated that all shareholders' meetings will take place in Colorado. In the event that a merger or acquisition of the Company takes place, no assurance can be given that the corporate records or headquarters will continue to be maintained at Littleton, Colorado, or that shareholders' meetings will be held in Colorado.

     The Officers and Directors will personally seek acquisition/merger candidates and/or orally contact individuals or broker/dealers and advise them of the availability of the Company as an acquisition candidate. The Officers and Directors will review material furnished to them by the proposed merger/acquisition candidates and decide if a merger/acquisition is in the best interests of the Company and its shareholders.

     The Company may employ outside consultants, however, until a merger/acquisition candidate has been targeted by the Company, management believes that it is impossible to consider the criteria that will be used to hire consultants. While the Company may hire independent consultants, it has not considered any criteria regarding their experience, the services to be provided, or the term of service. The Company has not had any discussions with any consultants and there are no agreements or understandings with any consultants.

     Other than as disclosed herein, there are no other plans for accomplishing the business purpose of the Company.

SELECTION OF OPPORTUNITIES

     The analysis of new business opportunities will be undertaken by or under the supervision of the Officers and Directors, none of whom is a professional business analyst or has any previous training or experience in business analysis. Inasmuch as the Company will have no funds available to it in its search for business opportunities and venture, the Company will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. The Company will however, investigate, to the extent believed reasonable by its management, such potential business opportunities or ventures.

     As part of the Company's investigation, Officers and Directors will meet personally with management and key personnel of the firm sponsoring the business opportunity, may visit and inspect plants and facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures, to the extent of the Company's limited financial resources and management and technical expertise.

     Prior to making a decision to recommend to shareholders participation in a business opportunity or venture, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions upon which they are based; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; and, other information deemed relevant.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and costs for accountants, attorneys and others. The Company's officers and directors anticipate funding the Company's operations, including providing funds necessary to search for acquisition candidates, until an acquisition candidate is found, without regard to the amount involved. Accordingly, no alternative cash resources have been explored.

     There are no loan agreements or understandings. The Company will not make any loans to officers or directors. Money advanced by the officers and directors is and will be done gratuitously without any obligation on the part of the Company to repay the same.

     The Company will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, the Company will consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms engaged in similar activities;

(c)  Strength of management;

(d) Capital requirements and anticipated availability of required funds from future operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources; and,

(e)  Other relevant factors.

     Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that due to the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. The Company does not plan to raise any capital at the present time, by private placements, public offerings, pursuant to Regulation S promulgated under the Act, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate.

FORM OF ACQUISITION

     The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters. The exact form or structure of the Company's participation in a business opportunity or venture will be dependent upon the needs of the of the particular situation. The Company's participation may be structured as an asset purchase agreement, a lease, a license, a joint venture, a partnership, a merger, or acquisition of securities.

     As set forth above, the Company may acquire its participation in a business opportunity through the issuance of Common Stock or other securities in the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1954, as amended, may depend upon the issuance to the shareholders of the acquired company of at least eighty percent (80%) of the Common Stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code all prior shareholders may, in such circumstances, retain twenty percent (20%) or less of the total issued and outstanding Common Stock. If such a transaction were available to the Company, it will be necessary to obtain shareholder approval to effectuate a reverse stock split or to authorize additional shares of Common Stock prior to completing such acquisition. This could result in substantial additional dilution to the equity of those who were shareholders of the Company prior to such reorganization. Further, extreme caution should be exercised by any investor relying upon any tax benefits in light of the proposed new tax laws. It is possible that no tax benefits will exist at all. Prospective investors should consult their own legal, financial and other business advisors.

     The present management and the shareholders of the Company will in all likelihood not have control of a majority of the voting shares of the Company following a reorganization transaction. In fact, it is most probable that the shareholders of the acquired entity will gain control of the Company. Further, management may make available for purchase by shareholders of the acquired entity of up to 75% of the shares of Common Stock owned by them. The terms of sale of the shares presently held by officers and/or directors of the Company will not be afforded to other shareholders of the Company. As part of such a transaction, all or a majority of the Company's Directors may resign and new Directors may be appointed without any vote by shareholders.

     Present stockholders have not agreed to vote their respective shares of Common Stock in accordance with the vote of the majority of all non-affiliated future stockholders of the Company with respect to any business combination.

     The Company may not borrow funds and use funds to make payments to Company promoters, management or their affiliates or associates.

     The Company has an unwritten policy that it will not acquire or merge with a business or company in which the Company's management or their affiliates or associates directly or indirectly have an ownership interest. Management is not aware of any circumstances under which the foregoing policy will be changed and management, through their own initiative, will not change said policy.

     The Company is required by the regulations promulgated under the Securities Exchange Act of 1934 to obtain and file with the Commission, audited financial statements of the acquisition candidate not later than sixty days from the date the Form 8-K is due at the Commission disclosing the acquisition/merger.

RIGHTS OF DISSENTING SHAREHOLDERS

     Under the Colorado Corporation Code, a business combination typically requires the approval of two-thirds of the outstanding shares of both participating companies. The Company's Articles of Incorporation reduce the voting requirement to a majority of the Company's outstanding Common Stock. Shareholders who vote against any business combination in certain instances may be entitled to dissent and to obtain payment for their shares pursuant to Sections 7-4-123 and 7-4-124 of the Colorado Corporation Code. The requirement of approval of the Company's shareholders in any business combination is limited to those transactions identified as a merger or a consolidation. A business combination identified as a share exchange does not require the approval of the Company's shareholders, nor does it entitle shareholders to dissent and obtain payment for their shares. Accordingly, unless the acquisition is a statutory merger, requiring shareholder approval, the Company will not provide shareholders with a disclosure document containing audited or unaudited financial statements, prior to such acquisition.

     Prior to any business combination for which shareholder approval is required, the Company intends to provide its shareholders complete disclosure documentation concerning the business opportunity or target company and its business. Such disclosure will in all likelihood be in the form of a proxy statement which will be distributed to shareholders at least 20 days prior to any shareholder's meeting.

     None of the Company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions with and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction contemplated in this registration statement.

NOT AN "INVESTMENT ADVISER"

     The Company is not an "investment adviser" under the Federal Investment Advisers Act of 1940, which classification would involve a number of negative considerations. Accordingly, the Company will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of
Section 2(a)(11) of the Investment Advisers Act of 1940, 15 U.S.C.
80b2(a)(11).

NOT AN "INVESTMENT COMPANY"

     The Company may become involved in a business opportunity through purchasing or exchanging the securities of such business. The Company does not intend however, to engage primarily in such activities and is not registered as an "investment company" under the Federal Investment Company Act of 1940. The Company believes such registration is not required.

     The Company must conduct its activities so as to avoid becoming inadvertently classified as a transient "investment company" under the Federal Investment Company Act of 1940, which classification would affect the Company adversely in a number of respects. Section 3(a) of the Investment Company Act provides the definition of an "investment company" which excludes an entity which does not engage primarily in the business of investing, reinvesting or trading in securities, or which does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than United States government securities or securities of majority-owned subsidiaries") the value of which exceeds forty percent (40%) of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exemption from the definition of "investment company." The Company proposes to engage solely in seeking an interest in one or more business opportunities or ventures.

     Effective January 14, 1981, the Securities and Exchange Commission adopted Rule 3a-2 which deems that an issuer is not engaged in the business of investing, reinvesting, owning, holding or trading in securities for purposes of Section 3(a)(1), cited above, if, during a period of time not exceeding one year, the issuer has a bona fide intent to be engaged primarily, or as soon as reasonably possible (in any event by the termination of a one year period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities and such intent is evidenced by the Company's business activities and appropriate resolution of the Company's Board of Directors duly adopted and duly recorded in the minute book of the Company. The Rule 3a-2 "safe harbor" may not be relied on more than a single time.

COMPANY'S OFFICE

     The Company's offices are located at 26 West Dry Creek Circle, Suite 600, Littleton, Colorado 80120, and the telephone number is
(303) 794-9450. The Company's office is located in the office of Ernest Mathis, Jr., the Company's President and a member of the Board of Directors. The office will remain at Mr. Mathis's office until an acquisition has been concluded. There are no written documents memorializing the foregoing. The Company is not responsible for reimbursement for out-of-pocket office expenses, such as telephone, postage or supplies.

     There are no preliminary agreements or understandings with respect to the office facility subsequent to the completion of an acquisition. Upon a merger or acquisition, the Company intends to relocate its office to that of the acquisition candidate.

Employees

     The Company is a development stage company and currently has no employees other than certain of its Officers and Directors. See "Management." Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific business opportunity.

Year 2000

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Since the Company is not producing or maintaining time sensitive operations at present, the year 2000 problem is not anticipated to have a significant impact on the Company's operations.

RISK FACTORS

     1. No Operating History. The Company was incorporated in the state of Colorado on February 23, 1996. The Company has conducted only organizational business and has no operating history. There can be no assurance that the Company's activities will be profitable. As of the date hereof, the Company has not entered into any arrangement to participate in any business ventures or purchase any products.

     2. Assets of the Corporation. The Company has no substantial, material, tangible assets as of the date of the date hereto. Its present assets are extremely limited. Any business activity that the Company eventually undertakes may require substantial capital.

     3.   Speculative Nature of Company's Proposed Operations.
The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which the Company may merge or which it acquires. While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that the Company will be successful in locating an acquisition candidate meeting such criteria. In the event the Company completes a merger or acquisition transaction, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the successor firm and numerous other factors beyond the Company's control. The Company anticipates that it will seek to merge with an existing business. After the merger has taken place, the surviving entity will be the Company (VOV ENTERPRISES, INC.), however, management from the acquired entity will in all likelihood operate the Company. There is, however, a remote possibility that the Company may seek to acquire and operate an ongoing business, in which case the existing management might be retained.

     4. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

     5. Dilution in Merger or Acquisition Transaction. The Company's plan of operation is based upon a merger with or acquisition of a private concern, which in all likelihood would result in the Company issuing securities to shareholders of any such target concern. The issuance of previously authorized and unissued Common Stock of the Company would result in substantial dilution to present and prospective shareholders of the Company, which may necessarily result in a change in control or management of the Company.

     6. Dependence on Management. The success of the Company will largely be dependent upon the active participation of its President, Earnest Mathis Jr., and its Secretary/Treasurer, Gary J. McAdam. Earnest Mathis, Gary McAdam and Gary Agron have experience in the business in which the Company proposes to engage, the acquisition of business opportunities, however, management will probably be required to obtain independent outside professionals to effectively evaluate and appraise potential use and markets for and to render evaluations relating to potential opportunity, product,
investment or business acquisition.   Each of the Officers and
Directors has other full time employment and will be available to participate in management decisions only on a part time or as needed basis. It is expected that management will each devote approximately one percent (1%) of their time to the business affairs of the Company. Officers and Directors will not be compensated prior to a merger or acquisition. Once the Company acquires a business opportunity, the present management will probably up be asked to resign. The amount of time the Officers and Directors devote to Company matters may increase once the Company operates an active business. The time which the Officer and Directors devote to the business affairs of the Company and the skill with which they discharge their responsibilities, will substantially impact the Company's success.

     7.  Impact of Limited Time Devoted to the Company.
Opportunities available to the Company for mergers or acquisitions may be lost or delayed as a result of the limited amount of time devoted to the Company by management. As a result, an acquisition or merger may never take place.

     8. No Business Plan. The Company has not identified the business opportunities in which it will attempt to obtain an interest. The Company therefore cannot describe the specific risks presented by such business. In general, it may be expected that such business will present such a level of risks that conventional bank financing would not be available on favorable terms. Such business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The acquired business opportunity may be in competition with larger, more established firms over which it will have no competitive advantage. The Company's investment in a business opportunity may be expected to be highly illiquid and could result in a total loss to the Company if the opportunity is unsuccessful.

     9.  Company's Securities are Subject to Penny Stock Rules.
The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon broker/dealer.

     10. Conflicts of Interest. All of the Directors are associated with other firms or occupations involving a range of business activities. Because of these affiliations and because these individuals will devote only a minor amount of time to the affairs of the Company. There are potential inherent conflicts of interest in their acting as Directors and Officers of the Company. All of the Company's Directors and Officers are or may be Directors or controlling shareholders of other entities engaged in a variety of businesses which may in the future have various transactions with the Company. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event the Company's Officers or Directors are involved in the management of any firms with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with or an acquisition of any entity with which any of the Officers or Directors serve as Officers, Directors or partners or in which they or their family member own or hold an ownership interest. Business combinations with entities owned or controlled by affiliates or associates of the Company will not be considered, however, securities owned or controlled by the affiliates and associates of the Company may be sold in the business combination transaction without affording all existing shareholders a similar opportunity. A buy-out of managements' shares could occur from an offer by existing shareholders, or by an offer from a merger/acquisition candidate. In addition, management is not aware of any circumstances which would precipitate a change in their intention not to negotiate for the buy-out of their stock. Public shareholders will not be entitled to receive any portion of the buy-out premium and will not have an opportunity to approve such related party transaction.

     11.  Rights of Dissenting Shareholders.   A shareholder of the
Company shall have the right to dissent to any plan of merger or consolidation to which the Company is a party under Colorado state law. A dissenting shareholder shall have the right to have his or her shares purchased by the Company at the fair market value thereof as of the day prior to the date which the vote was taken approving the proposed corporation action. Such action by a dissenting shareholder could result in a cancellation of any proposed merger or acquisition. Colorado state law governs the rights of shareholders to dissent. No other state's laws regarding the Company's shareholders rights to dissent are applicable.

     12. Dependence on Outside Advisors. In order to supplement the business experience of management, the Company may employ accountants, technical experts, appraisers, attorneys or other consultants or advisors. The selection of any such advisors will be made by management and without any control from shareholders. Additionally, it is anticipated that such persons may be engaged by the Company on an independent basis without a continuing fiduciary or other obligation to the Company.

     13. Year 2000. The Company has reviewed its internal computer systems and products and their capability of recognizing the year 2000 and years thereafter. The Company expects that any costs relating to ensuring such systems to be year 2000 compliant will not be material to the financial condition or results of operations of the Company.

     14. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the Company's securities.

     15. No Business Opportunities. The Company was recently formed for the purpose of acquiring interest in one or more business opportunities believed by management to hold potential for
profit.   The Company has not yet obtained,  however, any interest
in any product, property or business and may not be able to acquire any such interest upon terms favorable to the Company.

     16. Scarcity of and Competition for Merger or Acquisition Prospects. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of small private entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of private companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company, and consequently, the Company will be at a competitive disadvantage in identifying possible merger or acquisition candidates with numerous other small public companies.

     17. No Agreement for Business Combination or Other Transaction. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, or acquisition of, any entity private or public. There can be no assurance the Company will be successful in identifying and evaluating suitable merger or acquisition candidates or in concluding a merger or acquisition transaction. Management has not identified any specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a merger or acquisition on favorable terms.

     18. No Agreement to Vote Shares. Present Officers, Directors and principal stockholders have not agreed to vote their respective shares of Common Stock in accordance with the vote of the majority of all non-affiliated future stockholders of the Company with respect to any business combination.

     19. Lack of Market Research or Marketing Organization. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such transaction.

     20.  Impracticability of Exhaustive Investigation.   The
Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Therefore, management decisions will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and the Company may find a scarcity of suitable companies with audited financial statements seeking merger partners of the type and size of the Company.

     21. Possible Lack of Diversification. The Company may be unable to diversify its business activities, which creates the possibility of a total loss to the Company and its shareholders should an acquisition by the Company prove to be unprofitable. The Company's failure or inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with the Company's operations.

     22. The Company May Pay a Finder's Fee. In connection with a merger/acquisition, the Company may issue "restricted" shares of the Company's Common Stock to finders. A finder's fee will not be paid, however, to any officer, director, shareholder or other affiliated party. At the present time, there are no plans to pay any finder's fees.

     23. Issuance of Additional Shares. Approximately 24,023,800 shares of Common Stock or 96.10% of the 25,000,000 authorized shares of Common Stock of the Company remain unissued. The Board of Directors has the power to issue such shares subject to shareholder approval and may do so in an exchange offer or a stock for stock exchange agreement. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, properties or businesses, or for other corporate purposes.

     24. Creation of Subsidiary Entities. The Company will not engage in the creation of subsidiary entities with a view to distributing their securities to the shareholders of the Company.

     25. Regulation. Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company will be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940, and consequently, any violation of such Act will subject the Company to material adverse consequences.

     26. Probable Change in Control and Management. Mergers or acquisitions involving the issuance of the Company's Common Stock will in all likelihood result in shareholders of a target company obtaining a controlling interest in the Company. Any such merger or acquisition candidate may require management of the Company to sell or transfer all or a portion of the Company's Common Stock held by them, although management would make no such requirement as a condition precedent of an acquisition. See "Item 1 - Business." The resulting change in control of the Company could result in removal of present Officers and Directors of the Company and a corresponding reduction in their participation in the future affairs of the Company. While management has no present intention to dispose of its ownership interest in the Company, it is impossible to predict the extent to which management will participate in the future affairs of the Company following the
completion of a merger or acquisition.   On January 21, 2000 the
Division of Corporate Finance issued an interpretive letter to the National Association of Securities Dealers, Inc. wherein the Division of Corporate Finance concluded that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 (the "Act") when reselling or otherwise transferring the securities of a blank check company. The letter also indicated that the Division of Corporate Finance Division (the "Division") believed that those securities could only the resold through registration under the Act and that Rule 144 of the Act would not be available for resale transactions despite technical compliance with the requirements of that Rule.
It is unclear at this time whether the Division's opinion is shared by the Commission or whether the opinion carries the force of law or will be the subject of enforcement proceedings by the Commission if the opinion is not followed by the Company's promoters and
affiliates.   It is possible that the Division's opinion will limit
resales of securities by the Company's affiliates and promoters. However, the Company believes that resales by its shareholders, other than the Company's affiliates and promoters, may not be effected as none of the Company's shareholders received shares from
its promoters or affiliates.      The Office of Small Business,

Division of Corporate of Finance of the SEC, however, has advised the Company that it disagrees with the Company's analysis aforesaid. It is the Office of Small Business's position that all of the Company's shareholders including the 235 shareholders who received securities for no consideration in a Section 4(6) offering directly from the Company cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.

     27. Competition. The Company will have numerous competitors and potential competitors, many of whom will have considerably greater financial and personal resources than the Company. There is no assurance that the Company will be successful in obtaining suitable investments. The Company will be competing with numerous other entities, most all of which are larger, well established companies with greater assets and financial reserves than the Company will possess.

     28. Lack of Public Market for Securities. At present, no market exists for the Company's securities and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A market for the securities cannot develop until a merger or acquisition has been concluded.
A purchaser of stock may, therefore, be unable to resell the securities offered herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a
regular trading market develops.   On January 21, 2000 the Division
of Corporate Finance issued an interpretive letter to the National Association of Securities Dealers, Inc. wherein the Division of Corporate Finance concluded that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 (the "Act") when reselling or otherwise transferring the securities of a blank check company.
The letter also indicated that the Division of Corporate Finance Division (the "Division") believed that those securities could only the resold through registration under the Act and that Rule 144 of the Act would not be available for resale transactions despite technical compliance with the requirements of that Rule. It is unclear at this time whether the Division's opinion is shared by the Commission or whether the opinion carries the force of law or will be the subject of enforcement proceedings by the Commission if the opinion is not followed by the Company's promoters and
affiliates.   It is possible that the Division's opinion will limit
resales of securities by the Company's affiliates and promoters. However, the Company believes that resales by its shareholders, other than the Company's affiliates and promoters, may not be effected as none of the Company's shareholders received shares from
its promoters or affiliates.     The Office of Small Business,
Division of Corporate of Finance of the SEC, however, has advised the Company that it disagrees with the Company's analysis aforesaid. It is the Office of Small Business's position that all of the Company's shareholders including the 235 shareholders who received securities for no consideration in a Section 4(6) offering directly from the Company cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.

     29. Change of Control. As part of the acquisition of a business opportunity, some or all of the current Board of Directors may resign after appointing their successors, without shareholder approval. The acquisition of an opportunity may also involve the issuance of a majority of the Company's stock to promoters of the opportunity. In such event, purchasers of shares offered hereunder would be unable to elect or remove Directors against the wishes of such promoters.

     30. No Cumulative Voting and Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not allowed. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     31. Limited Participation of Officers and Directors in Management Decisions. Each of the Officers and Directors has full-time employment and will be available to participate in management decisions on a part-time or as-needed basis only. The amount of time which Officers and Directors are able to devote to Company business may be inadequate in which to properly attend to Company business.

     32. No Marketmaker. There is no assurance that the Company's securities will be traded on the "Bulletin Board" or in the "Pink Sheets" maintained by members of the National Association of Securities Dealers, Inc. ("NASD"). The Company has no agreement with any member of the NASD to act as a marketmaker for the Company's securities. Although management intends to contact several broker/dealers concerning their possible participation as marketmakers in the Company's securities following the conclusion of a merger or acquisition, there is no assurance management will be successful in obtaining a marketmaker. If the Company is unsuccessful in obtaining one or more marketmakers, the trading level and/or price of the Company's securities will be materially
adversely affected.   On January 21, 2000 the Division of Corporate
Finance issued an interpretive letter to the National Association of Securities Dealers, Inc. wherein the Division of Corporate Finance concluded that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 (the "Act") when reselling or otherwise transferring the securities of a blank check company. The letter also indicated that the Division of Corporate Finance Division (the "Division") believed that those securities could only the resold through registration under the Act and that Rule 144 of the Act would not be available for resale transactions despite technical compliance with the requirements of that Rule. It is unclear at this time whether the Division's opinion is shared by the Commission or whether the opinion carries the force of law or will be the subject of enforcement proceedings by the Commission if the opinion is not followed by the Company's promoters and affiliates.

It is possible that the Division's opinion will limit resales of securities by the Company's affiliates and promoters. However, the Company believes that resales by its shareholders, other than the Company's affiliates and promoters, may not be effected as none of the Company's shareholders received shares from its promoters or
affiliates.     The Office of Small Business, Division of Corporate
of Finance of the SEC, however, has advised the Company that it disagrees with the Company's analysis aforesaid. It is the Office of Small Business's position that all of the Company's shareholders including the 235 shareholders who received securities for no consideration in a Section 4(6) offering directly from the Company cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any product research or development. The Company may conduct product research and development in the future, however, there are no plans to do so at the present time.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

Results of Operations - (February 23, 1996) through February 28,
1999.

     The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7.
There have been no operations since incorporation.

Liquidity and Capital Resources.

     The Company issued 895,000 shares of its Common Stock to officers, directors and others. The Company has no operating history and no material assets. The Company has $20.00 in cash as of December 31, 1998.

ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company has no assets.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth as of February 28, 1999, the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

Name and address         Number of                     Percent
of owner                 Shares    Position            of Class
-------------------------------------------------------------------
Earnest Mathis, Jr. [1]  298,334   President and a     30.56%
4 W. Dry Creek Circle              member of the
Suite 140                          Board of Directors
Littleton, CO 80120

Gary J. McAdam [2]       298,333   Secretary/Treasurer 30.56%
14 Red Tail Drive                  and a member of the
Highlands Ranch, CO 80126          Board of Directors

Gary A Agron [3]         298,333   Member of the Board 30.56%
5445 DTC Parkway                   of Directors
Suite 520
Englewood, CO 80111

All officers and         895,000                       91.68%
directors as a
group (3 persons)

[1]  The 298,334 shares are held in the name of Mathis Family
     Partners, a Colorado Limited Partnership of which Mr. Mathis is the general partner.

[2]  The 298,333 shares are held in the name of GM/CM Family
     Partners, Ltd., a family limited partnership of which Mr.
     Madam is the general partner.

[3] Includes 41,200 shares held by Mr. Agron's wife and 123,063 shares held by a family limited partnership of which Mr. Agron is the general partner.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

Officers and Directors.

     The officers and directors of the Company are as follows:

Name                Age       Position

Earnest Mathis Jr.  38        President and a member of the
                              Board of Directors

Gary J. McAdam      46        Secretary/Treasurer and a member of
                              the Board of Directors

Gary A. Agron       53        Member of the Board of Directors

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Earnest Mathis Jr. - President and a member of the Board of Directors

     From September 1988 to present, Mr. Mathis has been President and director of Express Capital Concepts, Inc., a blank check company. Express Capital is a Delaware corporation formed in May 1988. In 1988 Express completed a public offering after its S-18 registration statement was cleared by the SEC. Mr. Mathis purchased stock in Express at the time of formation and still owns the shares. In June 1997 Express entered into a binding letter of intent with privately held GreyStone Technologies, Inc. As of August 1999, Express remains in its letter of intent pending approval of Express' recently filed S-4 registration statement. GreyStone is an operating company engaged in the design, manufacture and marketing of its proprietary software. Express trades on the Bulletin Board under the symbol "EXCC." From April 1994 to February 1997 Mr. Mathis was President and a director of Galt Financial Corporation, a Colorado corporation formed in June 1987. Prior to Mr. Mathis being involved with Galt, the Company had completed a public offering through a S-18 registration statement. In April 1994, Mr. Mathis restructured Galt and purchased stock from the corporation. In February 1997, Galt completed a business combination with Capital Growth Holdings Corporation, a development stage financial services company and
Galt changed its name to Microcap Financial.   Mr. Mathis resigned
as an officer and director of Galt upon the completion of the business combination. No other relationships existed with Galt after the completion of the business combination. In 1999, the company changed its name to Globalnet Financial. Com, Inc. and its securities are traded on the Bulletin Board under the symbol "GLBND." From May 1994 to September 1996, Mr. Mathis was President and a director of Dynasty Capital Corporation, a Florida corporation formed in October 1986. Prior to Mr. Mathis's involvement, in June 1987, Dynasty completed a public offering of its securities. In May 1994, Mr. Mathis purchased stock from the corporation. In September 1996, Dynasty completed a business combination with Visitor Services, Inc., an operating company engaged in travel services. Dynasty changed its name following the combination to Visitor Services International Corp., and trades on the Bulletin Board under the symbol "TSIG." Mr. Mathis resigned as an officer and director upon completion of the combination. No other relationships existed with the Dynasty after completion of the business combination. Mr. Mathis has not received any compensation from Dynasty. From July 1989 to December 1995 Mr. Mathis was President and a director of Jefferson Capital Corporation a Nevada corporation formed in July 1989. Jefferson completed a distribution of its stock to public shareholders through an S-18 registration statement in January 1990. Mr. Mathis purchased stock in Jefferson in July 1989. In December 1995 Jefferson completed a business combination with privately held Spirit Gaming Corporation, a development stage company engaged in the development of Indian casinos and Jefferson changed its name to Spirit. Spirit trades on the Bulletin Board under the symbol "SPGG." Mr. Mathis resigned as an officer and director of the corporation upon completion of the business combination. No other relationships existed with Jefferson after the completion of the business combination. Mr. Mathis has not received any compensation from Spirit. From April 1996 to April 1999, Mr. Mathis was President and a director of Cancun Acquisitions, Inc., a Colorado corporation formed in April 1989. In March 1996 the principal stockholders of Cancun agreed to sell majority interests to Earnest Mathis, Gary McAdam, and a third party. Messrs. Mathis and McAdam
became the officers and directors of the Company.   In April 1999
Cancun completed a business combination with privately held Metallico, Inc., an operating company engaged in fabricating, smelting and refining of lead and non-ferrous scrap metal recycling. Cancun changed its name to Metalico, Inc. Mr. Mathis resigned as an officer and director of Cancun upon completion of the business combination. No other relationships existed with Issuer after the completion of the business combination. As of August 1999, no market existed for Metalico's securities. Mr.
Mathis has not received any compensation from Metalico.   From
February 1996 to February 1998, Mr. Mathis was President and a director of Hai Enterprises, Inc., a Colorado corporation formed in February 1996. In February 1998 Hai Enterprises, Inc. completed a business combination with Wrapsters, Inc. Upon completion of the transaction Hai changed its name to Wrapsters, Inc. Wrapsters is a development stage company engaged in the development of fast food sandwich shops whose securities trade on the Bulletin Board under the symbol "WRAP." Mr. Mathis resigned as an officer and director of the corporation upon the completion of the business combination. No other relationships existed with Hai after the completion of the business combination. Mr. Mathis has not received any compensation from Wrapsters. From February 1996 to September 1998 Mr. Mathis was President and a director of Gimmel Enterprises, Inc., a Colorado corporation formed in February 1996. In September 1998 Gimmel completed a business combination with Win Systems, Inc., an operating company engaged in post secondary education. After the combination took place, Gimmel changed its name to Whitney Information Network, Inc. The company's securities trade on the Bulletin Board under the symbol "RUSS." Mr. Mathis resigned as an officer and a director of Gimmel upon the completion of the business combination. No other relationships existed with Gimmel after the completion of the business combination. Mr. Mathis has not received any compensation from Whitney. From February 1996 to March 1999, Mr. Mathis was President and a director of Zion Enterprises, Inc., a Colorado corporation formed in February 1996. In March 1999, Zion Enterprises completed a business combination with Genysis Information Systems, Inc., an operating company engaged in the development of enterprise software. After the combination took place, Zion changed its name to Genysis
Information Systems, Inc.   Mr. Mathis resigned as an officer and
a director of Zion upon the completion of the business combination. No other relationships existed with Zion after the completion of the business combination. No market exists for the company's securities as of August 1999. Mr. Mathis has not received any compensation from Genysis. From February of 1996 to present. Mr. Mathis has been President and a director of Zedik, Tesh and Vov.
In July 1999 Mr. Mathis became President of Chay Enterprises Inc. All of these companies are inactive Colorado Corporations. From November 1996 to the present, Mr. Mathis has been President and a director of Mauna Kea Enterprises, Inc., Kahului Enterprises, Inc., Haleakala Enterprises, Inc., Kihei Enterprises, Inc., Kauai Enterprises, Inc. All are inactive Colorado corporations. From February 1997 to May 1997, Mr. Mathis was President and a director of Hana Acquisitions, Inc., a Colorado corporation formed in May 1991. In May 1997 a principal stockholder of Hana sold control of Hana to a third party and Mr. Mathis resigned at that time. Mr Mathis received cash compensation in the amount of $60,000 for his assistance in the sale. In February 1999, Mr. Mathis purchased controlling interest in publicly held Milestone Capital, Inc. a Colorado corporation formed in February 1987, from an insider of the company. In February 1999, Mr. Mathis became and remains President and director of Milestone. Milestone has had no operations during the past three years and its securities do not trade.

Gary J. McAdams - Secretary/Treasurer and a member of the Board of Directors

     From February 1996 until November 1996, Mr. McAdam was an officer and a director of Hai Enterprises Inc., a Colorado corporation, formed in February 1996. Mr. McAdam purchased a principal shareholder position at the time of its formation and was a promoter of Hai. In November 1996, he resigned as an officer and director. Mr. McAdam has had no other relationship with Hai nor has he received any compensation from Hai. At the time of his resignation, Hai was an inactive company. From February 1996 until November 1996, Mr. McAdam was an officer and a director of Gimmel Enterprises, Inc., a Colorado corporation, formed in February 1996. Mr. McAdam purchased a principal shareholder position at the time of its formation and was a promoter of Gimmel. In November 1996, he resigned as an officer and director. Mr. McAdam has had no other relationship with Gimmel nor has he received any compensation from Gimmel. At the time of his resignation, Gimmel was an inactive company. From February 1996 until March 1999, Mr. McAdam was an officer and a director of Zion Enterprises Inc., a Colorado corporation, formed in February 1996. Mr. McAdam purchased a principal shareholder position at the time of its formation and was a promoter of Zion. Mr. McAdam resigned his positions upon the completion of a business combination with privately held Genysis Information Systems, Inc., an operating company engaged in the development of enterprise software. Mr. McAdam has had no other relationship with the Zion nor has he received any compensation from Zion. No public market has existed or current exists for Zion's securities. From April 1996 until April 1999, Mr. McAdam was an officer and a director of Cancun Acquisitions, Inc., a Colorado corporation, formed in April 1989. Mr. McAdam purchased a principal shareholder position of Cancun in 1996. Mr. McAdam resigned his positions upon the completion of a business combination with privately held Metallico, Inc., an operating company engaged in fabricating, smelting and refining of lead and non-ferrous scrap metal recycling. Mr. McAdam has had no other relationship with Cancun nor has he received any compensation from Cancun. No public market has existed or current exists for Cancun's securities. From May 1994 until September 1996, Mr. McAdam served as an officer and director of Dynasty Capital Corporation, a Florida corporation, formed in October 1986. Mr. McAdam purchased a principal shareholder position in 1994. Dynasty completed an offering of its securities in 1987. Mr. McAdam resigned as an officer and director upon completion of Dynasty's business combination with Visitor Services, Inc. an operating company engaged in travel services. Dynasty changed its name following the combination to Visitor Services International Corp. and trades on the bulletin Board under the symbol TSIG. Mr. McAdam has had no other relationship with Dynasty nor has he received any compensation from Dynasty. In December 1996, Mr. McAdam became an officer and director in Florida Venture Fund, Inc., a Florida corporation, formed in December 1988. Mr. McAdam resigned his positions in February 1999. Mr. McAdam has had no other relationship with Florida Venture Fund nor has he received any compensation from Florida Venture Fund. At the time of his resignation, Florida Venture Fund had not completed a business combination. From April 1994 until February 1997, Mr. McAdam was a director of Galt Financial Corporation, a Colorado corporation, formed in June 1987. Mr. McAdam purchased a principal shareholder position in 1994. Galt completed a public offering through an S-18 registration statement in 1988. In February 1997, Galt completed a business combination with Capital Growth Holdings Corporation, a development stage financial services company and changed its name to Capital Growth Holdings, Ltd. The Company then changed its name to Microcap Financial and more recently changed its name to Globalnet Financial.Com, Inc. Its securities are traded on the Bulletin Board under the symbol "GLBN." Mr. McAdam resigned as an officer and director of Galt upon the completion of the business combination. Mr. McAdam has had no other relationship with Galt nor has he received any compensation from Galt. From May 1997 through June 1997, Mr. McAdam was an officer and director of Hana Acquisitions, Inc., a Colorado Corporation, formed in May 1991. Mr. McAdam purchased a principal shareholder position in 1997. In June 1997, Mr. McAdam resigned his positions at the time of a business combination with Liberty Mint, Inc., an operating company engaged in custom minting of coins, sculptures, jewelry and other collectables. The stock of the company trades on the bulletin board under the symbol "LIBYD." Mr. McAdam resigned as an officer and director of Hana upon the completion of the business combination.
Mr. McAdam has had no other relationship with Hana. Summer Breeze, LLC, an entity which Mr. McAdam controls received 1,700,000 warrants to purchase 1,700,000 shares in connection with the business combination. Since December 1996, Mr. McAdam has been an officer and director of Zycom, Inc., a Colorado corporation, formed in May 1983. Mr. McAdam purchased a principal shareholder position in 1996. Zycom trades on the Bulletin Board with a symbol of "ZYCN." Mr. McAdam has had no other relationship with the Company and has received no compensation from Zycom. Zycom remains inactive at this time. From February 1996 until July 1999, Mr. McAdam was an officer and a director of Hesh Enterprises Inc., a Colorado corporation, formed in February 1996. Mr. McAdam purchased a principal shareholder position at the time of its formation and was a promoter of Hesh. He resigned his positions in July 1999. Mr. McAdam has had no other relationship with Hesh, nor has he received compensation from Hesh. Hesh remained
inactive through the time of his resignation.   From November 1996 to
the present, Mr. McAdam has been and remains an officer and director of Mauna Lani Enterprises, Inc., Molokai Enterprises, Inc., Molokini Enterprises, Inc., Oahu Enterprises, Inc. and Waikiki Enterprises, Inc., all Colorado corporations formed in November 1996. Mr. McAdam purchased a principal shareholder position at the time of their formation and was a promoter of each of these companies. Mr. McAdam has had no other relationship with the companies nor has he received any compensation from the companies. These companies remain inactive to date. From February 1996 until February 1998, Mr. McAdam was an officer and director of Bes Enterprises Inc. and Dalid Enterprises, Inc., both Colorado corporations formed in February 1996. Mr. McAdam purchased a principal shareholder position at the time of their formation and was a promoter of these companies. Mr. McAdam resigned those positions in February 1998. In July 1999, Mr. McAdam became and remains an officer and director of the Companies. Mr. McAdam has had no other relationship with the companies nor has he received any compensation from the companies. These companies remain inactive to date. From February 1996 until July 1999, Mr. McAdam was an officer and director of Chay Enterprises Inc., and Tesh Enterprises, Inc. Colorado corporations formed in February 1996. Mr. McAdam purchased a principal shareholder position at the time of their formation and was a promoter of these companies. Mr. McAdam resigned those positions in July 1999. Mr. McAdam has had no other relationship with the two companies nor has he received any compensation from them. The companies remained inactive through the time of his resignation. From February 1996 until present, Mr. McAdam has been an officer and director of Vov Enterprises Inc. and Zedik Enterprises, Inc., both Colorado corporations formed in February 1996. Mr. McAdam purchased a principal shareholder position at the time of their formation and was a promoter of these companies. Mr. McAdam has had no other relationship with the two companies nor has he received any compensation from the companies. These companies remain inactive to date.

Gary A. Agron - Member of the Board of Directors

From May 1991 to April 1996, Mr. Agron was an officer and director of Cancun Acquisitions, Inc., a Colorado corporation formed in May 1991. In April 1996 he resigned as an officer and director and sold the majority of his shares in Cancun. Mr. Agron has had no other relationships with Cancun nor has he received any compensation from Cancun. At the time of his resignation, Cancun was an inactive company. From May 1991 to November 1994, Mr. Agron was president and a director of Kapalua Acquisitions, Inc., a Colorado corporation formed in May 1991. In November 1994 he resigned as an officer and director and sold all of his shares in Kapalua. Mr. Agron has had no other relationships with Kapalua nor has he received any compensation from Kapalua. At the time of his resignation, Kapalua was an inactive company. From May 1991 to November 1995, Mr. Agron was president and a director of Lahaina Acquisitions, Inc., a Colorado corporation formed in May 1991. In November 1995 he resigned as an officer and director and sold all of his shares in Lahaina. Mr. Agron has had no other relationships with Lahaina nor has he received any compensation from Lahaina. At the time of his resignation, Lahaina was an inactive company. From May 1991 to November 1996, Mr. Agron was president and a director of Wailea Acquisitions, Inc., a Colorado corporation formed in May 1991. In November 1996 he resigned as an officer and director and sold all of his shares in Wailea. Mr. Agron has had no other relationships with Wailea nor has he received any other compensation from Wailea. At the time of his resignation, Wailea was an inactive company. From May 1991 to November 1996, Mr. Agron was president and a director of Napili Acquisitions, Inc., a Colorado corporation formed in May 1991. In November 1996 he resigned as an officer and director and sold all of his shares in Napili. Mr. Agron has had no other relationships with Napili nor has he received any other compensation from Napili. At the time of his resignation, Napili was an inactive company. From May 1991 to December 1995, Mr. Agron was president and a director of Paia
Acquisitions, Inc., a Colorado corporation formed in May 1991.   In
December 1995, Paia completed a business combination with BancPro, Inc. and changed its name to BancPro. BancPro is an operating company engaged in consumer lending and its common stock trades on the Bulletin Board under the symbol "BCPO." Other than his less than 10% stock ownership, Mr. Agron has had no relationships with BancPro nor has he received any other compensation from BancPro. From February 1996 until the present, Mr. Agron has been president, director and principal shareholder of Bes Enterprises, Inc. and Dalid Enterprises, Inc., Colorado corporations formed in February 1996 and Hanama Enterprises, Inc., Hapuna Enterprise, Inc., Kahala Enterprises, Inc., Kona Enterprises, Inc. and Lanai Enterprises, Inc., Colorado corporations formed in November 1996. All of these companies are inactive. From February 1996 until July 1999, Mr. Agron was a director of Hesh Enterprises, Inc. and Chay Enterprises, Inc., two inactive Colorado corporations formed in February 1996. From February 1996 to March 1999, Mr. Agron was a director and principal shareholder of Hai Enterprises, Inc. and Zion Enterprises, Inc., and from February 1996 to November 1996, he was a director and principal shareholder of Hai Enterprises, Inc., two Colorado corporations formed in February 1996. At the time of his resignation, both companies were inactive. Mr. Agron has had no other relationships with either company nor has he received any compensation from either company. From February 1996 until September 1998, Mr. Agron was a director and principal shareholder of Gimmel Enterprises, Inc. In September 1998, Gimmel completed a business combination with WIN Systems, Inc., an operating company engaged in post secondary education services. Whitney's securities are traded on the Bulletin Board under the symbol "RUSS." Mr. Agron resigned as a director of Whitney upon the completion of the business combination. Mr. Agron has no relationships with Whitney other than he is a less than 10% stockholder. Mr. Agron has received no compensation from Whitney, other than legal fees which have amounted to less than $5,000 since September 1998. From February 1997 to May 1997 Mr. Agron was president, director and principal shareholder of Hana Acquisitions, Inc., a Colorado corporation formed in May 1991. In

May 1997, he sold all of his shares in Hana. Mr. Agron has had no other relationship with Hana nor has he received any compensation from Hana. At the time of his resignation, Hana was an inactive company.

     There are no family relationship between any director or executive office and any other director or executive officer.

     There are no agreements or understandings for any officer or director to resign at the request of another person and that none of the officers or directors are acting on behalf of or will act at the direction of any other person. The officers and directors may resign, however, at the time of the acquisition or merger at the request of the management of the acquisition candidate.

     The activities of each Officer and Director will be material to the operation of the Company. No other person's activities will be material to the operation of the Company. There are no promoters of the Company, other than its Officers and Directors.


ITEM 6.   EXECUTIVE COMPENSATION.

     None of the Company's officers or directors currently receives any salary from the Company. The Company does not anticipate entering into employment agreements with any of its officers or directors in the near future. Directors do not receive compensation for their services as directors and are not reimbursed for expenses incurred in attending board meetings.

     Other than consulting fees and finder's fees which may be paid to unaffiliated third parties, no other individuals will receive any salaries or fees from the Company. The Company's officers and directors will not receive finder's fees, consulting fees or salaries. Officers, directors and/or principal shareholders may receive cash or stock from the sale of their shares of the Company's stock to the Company's merger/acquisition candidate or principals of the merger/acquisition candidate.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company was incorporated on February 23, 1996. In February 1996, the Company issued a total of 895,000 shares of Common Stock to the Company's Officer, Directors, and one director's wife.

     Other than the Company's officers and directors, there are no promoters as that term is defined in Rule 405 of Regulation C. The Company's officers and directors are deemed founders of the Company. The 895,000 shares of common stock issued to the Company's officers, directors and one director's wife (were issued for cash in the amount of $1,790.00. A portion of the foregoing shares are held in the name of nominees on behalf of the said officers and directors. See "Item
4.  Security Ownership of Certain Beneficial Owners and Management."

ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person.


ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON
          EQUITY AND RELATED STOCKHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

     As of February 28, 1999, the Company has 235 holders of record of its Common Stock.

     The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

      On January 21, 2000 the Division of Corporate Finance issued an interpretive letter to the National Association of Securities Dealers, Inc. wherein the Division of Corporate Finance concluded that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 (the "Act") when reselling or otherwise transferring the securities of a blank check company. The letter also indicated that the Division of Corporate Finance Division (the "Division") believed that those securities could only the resold through registration under the Act and that Rule 144 of the Act would not be available for resale transactions despite technical compliance with the requirements of that Rule. It is unclear at this time whether the Division's opinion is shared by the Commission or whether the opinion carries the force of law or will be the subject of enforcement proceedings by the Commission if the opinion is not followed by the
Company's promoters and affiliates.   It is possible that the
Division's opinion will limit resales of securities by the Company's affiliates and promoters. However, the Company believes that resales by its shareholders, other than the Company's affiliates and promoters, may not be effected as none of the Company's shareholders
received shares from its promoters or affiliates.     The Office of
Small Business, Division of Corporate of Finance of the SEC, however, has advised the Company that it disagrees with the Company's analysis aforesaid. It is the Office of Small Business's position that all of the Company's shareholders including the 235 shareholders who received securities for no consideration in a Section 4(6) offering directly from the Company cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.

Blue Sky Considerations.

     The laws of some states prohibit the resale of securities issued by "blank check" or "shell" corporations. The Company may be considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that current shareholders may be unable to resell their securities in other states. The Company is unaware which particular states prohibit such resales, other than Idaho and Indiana.

     The Commission has suggested that the Company take steps to prohibit further transfer of the securities distributed to current shareholders, unless the Company is assured that the further transfer would not violate the securities laws of the fifty states. The Company believes that the Commission has no authority to cause the Company to place restrictions on the securities it previously distributed and which it currently does not own. Such action by the Company would legally be construed as a unilateral modification of a fully executed contract and would be considered as a breach thereof. Further, the Company believes that such action by the Commission would be a usurpation of the authority granted it by Congress.

     Further, because each state has a series of exempt securities transaction predicated upon the particular facts of each transaction, it is impossible to determine if a contemplated transaction by an existing shareholder would possibly violate the securities laws of any particular state.

     In the event a current shareholder or broker/dealer resells its securities in a state where such resale is prohibited, the Company believes that the seller thereof may be liable criminally or civilly under that particular state's laws. The Company believes that it will not be liable for such improper secondary sales.

     Existing shareholders should exercise caution in the resale of their shares of common stock in light of the foregoing.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company was incorporated on February 23, 1996. In February 1996, the Company issued a total of 895,000 shares of Common Stock to the Company's officers and directors and an officer's wife. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In April 1996, the Company issued 81,200 shares of Common Stock, to friends and business associates of the Company's officers and directors of the Company. The distribution was only made to "accredited investors" as that term is defined in Reg. 501 of the Act. No commissions or other form of remuneration was paid to anyone in connection with the distribution.

     The distribution was made pursuant to Reg. 506 and Section 4(6) of the Act. Section 4(6) of the Act provides for an exemption from registration under Section 5 of the Act for sales to accredited investors. Pursuant to the foregoing, the shares were distributed only to accredited investors; the Company, through its officers and directors, had a preexisting business or personal relationship with each of the recipients of the shares; no consideration was received for the shares; there was no advertising or public solicitation in connection with the transaction by the Company or anyone acting on the Company's behalf; and, a Form D was filed with the Securities and Exchange Commission. The foregoing offering was concluded on August 11, 1997.

      On January 21, 2000 the Division of Corporate Finance issued an interpretive letter to the National Association of Securities Dealers, Inc. wherein the Division of Corporate Finance concluded that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 (the "Act") when reselling or otherwise transferring the securities of a blank check company. The letter also indicated that the Division of Corporate Finance Division (the "Division") believed that those securities could only the resold through registration under the Act and that Rule 144 of the Act would not be available for resale transactions despite technical compliance with the requirements of that Rule. It is unclear at this time whether the Division's opinion is shared by the Commission or whether the opinion carries the force of law or will be the subject of enforcement proceedings by the Commission if the opinion is not followed by the

Company's promoters and affiliates.   It is possible that the
Division's opinion will limit resales of securities by the Company's affiliates and promoters. However, the Company believes that resales by its shareholders, other than the Company's affiliates and promoters, may not be effected as none of the Company's shareholders
received shares from its promoters or affiliates.     The Office of
Small Business, Division of Corporate of Finance of the SEC, however, has advised the Company that it disagrees with the Company's analysis aforesaid. It is the Office of Small Business's position that all of the Company's shareholders including the 235 shareholders who received securities for no consideration in a Section 4(6) offering directly from the Company cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.


ITEM 11.  DESCRIPTION OF THE COMPANY'S SECURITIES TO BE
          REGISTERED.

COMMON STOCK

     The authorized Common Stock of the Company consists of 25,000,000 shares, of common stock, no par value per share. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue 10,000,000 shares of preferred stock, no par value. The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine be resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. No preferred stock has been issued by the Company.

DIVIDENDS

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

TRANSFER AGENT

     Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite 2350, Denver, Colorado 80202, is the Company's transfer agent.

ISSUANCE OF ADDITIONAL SECURITIES

     The Company has not considered and does not know, at the present time, of circumstances which may result in the issuance to management, promoters or their affiliates or associates of securities of the Company, other than the possible issuance of securities to a finder of the acquisition/merger candidate. The Company will not, however, issue securities to a finder who is an Officer, Director or affiliate of the Company. Currently, there are no agreements nor have there been any discussions with anyone to pay a finder's fee in cash or securities.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 7-3-10(o) of the Colorado Revised Statutes and certain provisions of the Company's Articles of Incorporation under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to the be in the Company's best interest, and were not unlawful. Unless such person sis successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above and the Company's Articles of Incorporation also grant the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The financial statements are included on Pages F-1 through F-13 herein.

                        LARRY LEGEL, CPA
                5100 NORTH FEDERAL HIGHWAY, #409
                  FORT LAUDERDALE, FL   33308
                         (954) 493-8900

                  INDEPENDENT AUDITOR'S REPORT

Stockholders
VOV Enterprises, Inc.
(a Development Stage Enterprise)
Englewood, Colorado


I have audited the accompanying balance sheet of VOV Enterprises, Inc. (a Development Stage Enterprise) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the periods from February 23, 1996 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, the financial position of VOV Enterprises, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods February 23, 1996 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The continuation of the Company's business is dependent upon its ability to maintain adequate financing arrangements and ultimately, upon future profitable operations. These matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                              LARRY LEGEL
                              Certified Public Accountant


March 16, 1999

                     VOV ENTERPRISES, INC.

                (A DEVELOPMENT STAGE ENTERPRISE)

                         BALANCE SHEET

                AS OF DECEMBER 31, 1998 AND 1997




                                        1998      1997
                          A S S E T S

CURRENT ASSETS:
Cash and cash equivalents               $     20  $     67
                                        ========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:                    $    -0-  $    -0-
                                        --------  --------

STOCKHOLDERS' EQUITY:
Common stock, no par value,
 25,000,000 shares authorized
 976,200 shares issued
 and outstanding                           2,602     2,602
Retained earnings (deficit
 accumulated during the
 development stage)                       (2,582)   (2,535)
                                        --------  --------
     Total stockholders' equity               20        67
                                        --------  --------

     TOTAL                              $     20  $      67
                                        ========  ========











 The accompanying notes are an integral part of these financial statements.

                     VOV ENTERPRISES, INC.

                (A DEVELOPMENT STAGE ENTERPRISE)

                    STATEMENT OF OPERATIONS

    FOR THE PERIODS FROM  FEBRUARY 23, 1996 (FROM INCEPTION)
                   THROUGH DECEMBER 31, 1998

                         FOR THE        FOR THE
                         YEAR ENDED     YEAR ENDED
                         DECEMBER 31,   DECEMBER 31,   FROM
                         1998           1997           INCEPTION

REVENUES                 $  -0-         $  -0-         $   -0-

EXPENSES                     47             59           2,582
                         ------         ------         -------

LOSS BEFORE TAXES            47             59           2,582

PROVISION FOR
 INCOME TAXES               -0-            -0-             -0-
                         ------         ------         -------

NET LOSS                 $   47         $   59         $ 2,582
                         ======         ======         =======

NET LOSS PER SHARE       $  .00         $  .00
                         ======         ======

Weighted average number
 of common shares
  outstanding            976,200        976,200
                         =======        =======












 The accompanying notes are an integral part of these financial statements.

                     VOV ENTERPRISES, INC.

                (A DEVELOPMENT STAGE ENTERPRISE)

          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

    FOR THE PERIODS FROM FEBRUARY 23, 1996 (FROM INCEPTION)
                   THROUGH DECEMBER 31, 1998

                             Common Stock    Retained
                         Number of No        Earnings
                         Shares    Par Value (Deficit) Total

February 23, 1996 -
 Initial issue           895,000   $ 1,790             $ 1,790

Issuance of common
 stock for no cash
 on April 15, 1996        81,200       812                 812

Net loss for period
 ended December 31, 1996                       (2,476)  (2,476)

Balance -
 December 31, 1996       976,200     2,602     (2,476)     126

Net loss for period
 ended December 31, 1997                          (59)     (59)
                         -------   -------   --------  -------
Balance
 December 31, 1997       976,200     2,602     (2,535)      67

Net loss for period
 ended December 31, 1998                          (47)     (47)
                         -------   -------   --------  -------

Balance
 December 31, 1998       976,200   $ 2,602   $ (2,582) $    20
                         =======   =======   ========  =======









 The accompanying notes are an integral part of these financial statements.

                     VOV ENTERPRISES, INC.

                (A DEVELOPMENT STAGE ENTERPRISE)

                    STATEMENT OF CASH FLOWS

    FOR THE PERIODS FROM FEBRUARY 23, 1996 (FROM INCEPTION)
                   THROUGH DECEMBER 31, 1998


                         FOR THE        FOR THE
                         YEAR ENDED     YEAR ENDED
                         DECEMBER 31,   DECEMBER 31,   FROM
                         1998           1997           INCEPTION

CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Payment of expenses    $  47          $  59          $  1,770
                         -----          -----          --------
   Cash disbursed for
   operating activities     47             59             1,770
                         -----          -----          --------
   Net cash flow provided
   by (used in) operating
   activities              (47)           (59)           (1,770)
                         -----          -----          --------
CASH FLOWS FROM
 INVESTING ACTIVITIES:     -0-            -0-               -0-
                         -----          -----          --------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Proceeds from issuance
   of stock                -0-            -0-             1,790
                         -----          -----          --------
  Net cash flow provided
   by financing
    activities             -0-            -0-             1,790
                         -----          -----          --------

NET INCREASE (DECREASE)
 IN CASH                   (47)           (59)               20

BEGINNING OF PERIOD -
 Cash and cash equivalents  67            126               -0-
                         -----          -----          --------
END OF PERIOD -
 Cash and cash
  equivalents            $  20          $  67          $     20
                         =====          =====          ========

 The accompanying notes are an integral part of these financial statements.

                     VOV ENTERPRISES, INC.

                (A DEVELOPMENT STAGE ENTERPRISE)

                 NOTES TO FINANCIAL STATEMENTS

    FOR THE PERIODS FROM FEBRUARY 23, 1996 (FROM INCEPTION)
                   THROUGH DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

VOV Enterprises, Inc. was incorporated under the laws of the State of Colorado on February 23, 1996. Since its inception, the Company has been in the development stage and has conducted no business. The Company's only activities to date have been the initial issuance of common stock, and the completion of a private placement dated April 15, 1996. (See Note 3).

At the organization of the Company, 895,000 shares of common stock were purchased for $1,790

Use of Estimates   The preparation of financial statements in conformity
with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of no par value preferred stock which may be issued in one or more series at the discretion of the Board of Directors.


NOTE 3 - PRIVATE PLACEMENT

The Company, under a private placement dated April 15, 1996, describes the intended distribution by the Company of 105,000 shares of common stock up to 300 individuals, each of whom will receive 350 shares at no cost. The
purpose was to allow the Company to become widely   held, thereby allowing
it the opportunity to merge in the future with a privately   held Company
seeking a larger stockholder base. 81,200 shares were accepted under the subscription agreements.

ITEM 14.  DISAGREEMENTS WITH ACCOUNTANTS, AND ACCOUNTING AND
          FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of Financial Statements
     Independent Auditor's Report
     Balance Sheet
     Statement of Operations
     Statement of Changes in Stockholders' Equity
     Statement of Cash Flows
     Notes to Financial Statement


                             EXHIBITS

Exhibit No.       Description

3.1 *             Articles of Incorporation.

3.2 *             Bylaws of the Company.

4.1 *             Specimen Stock Certificate.

27  *             Financial Data Schedule


* Previously filed.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 3 to the Form 10
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                              VOV ENTERPRISES, INC.

                              BY:  /s/ Earnest Mathis, Jr.
                                   Earnest Mathis, Jr., President

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Earnest Mathis, Jr., as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 3 to the Form 10 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                     Title                    Date

/s/ Earnest Mathis, Jr.
Earnest Mathis  Jr.           President and a member   04/28/00
                              of the Board of Directors

/s/ Gary J. McAdam
Gary J. McAdam                Secretary/Treasurer      05/01/00
                              and member of the
                              Board of Directors

/s/ Gary A. Agron
Gary A. Agron                 Member of the Board      04/30/00
                              of Directors